UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006
OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from       to
Commission file number 0-17157
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
NOVELLUS SYSTEMS, INC. RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
NOVELLUS SYSTEMS, INC.
4000 North First Street
San Jose, CA 95134
408-943-9700

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NOVELLUS SYSTEMS, INC.
Date: June 25, 2007	By:	/s/ William H. Kurtz
William H. Kurtz
Executive Vice President and Chief Financial Officer (Principal Financial Officer)

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
Financial Statements and Supplemental Schedule
December 31, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Participants and
Plan Administrator of the
Novellus Systems, Inc.
Retirement Plan
We have audited the financial statements of the Novellus Systems, Inc. Retirement Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ MOHLER, NIXON & WILLIAMS
Accountancy Corporation
Campbell, California
June 22, 2007

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
	(In thousands)
Assets:
Investments at fair value	$177,808	$145,432
Participant loans	2,721	2,279

Assets held for investment purposes	180,529	147,711

Employer’s contribution receivable	3,879	4,055

Net assets available for benefits at fair value	184,408	151,766

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	175	221

Net assets available for benefits	$184,583	$151,987

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the years ended
	December 31,
	2006	2005
	(In thousands)
Additions to net assets attributed to:
Investment income:
Dividends and interest	$8,216	$5,191
Net realized and unrealized appreciation in fair value of investments	17,055	3,744

Total investment income	25,271	8,935

Contributions:
Participants’	15,059	15,558
Employer’s	3,879	4,055

Total contributions	18,938	19,613

Total additions	44,209	28,548

Deductions from net assets attributed to withdrawals and distributions	11,613	9,417

Transfer of assets to the Plan	—	815

Net increase in net assets available for benefits	32,596	19,946

Net assets available for benefits:
Beginning of year	151,987	132,041

End of year	$184,583	$151,987

See notes to financial statements.

NOVELLUS SYSTEMS, INC.
RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005
NOTE 1 — THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES
General — The following description of the Novellus Systems, Inc. Retirement Plan (the Plan) provides only general information. In 2005, the Plan was amended and restated using a prototype plan document supplied by the Vanguard Group, a third-party administrator. Participants should refer to the prototype plan document and Summary Plan Document for further description of the Plan’s provisions.
The Plan is a defined contribution plan that was established in 1988 by Novellus Systems, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan is designed to conform to provisions of the Internal Revenue Code, as amended (the Code) and the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan was amended and restated in 2003 and 2001 to provide for the merger of the SpeedFam-IPEC Employees’ Savings Profit Sharing Plan and Trust (SpeedFam Plan) and the GaSonics International 401(k) Profit Sharing Plan (GaSonics Plan), respectively, into the Plan.
Administration — The Company has appointed an Administrative Committee (the Committee) to manage the operation and administration of the Plan. The Vanguard Fiduciary Trust Company serves as the Plan’s trustee. The Vanguard Group processes and maintains the records of participant data and serves as the Plan’s custodian. Administrative expenses for the Plan are primarily the responsibility of the Company. Administrative expenses were insignificant to the financial statements in 2006 and 2005 and have therefore been reported as withdrawals.
Basis of accounting — The financial statements of the Plan are prepared on the accrual method of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the Statements of Net Assets Available for Benefits present an adjustment from fair value to contract value for fully benefit-responsive investment contracts.
The Plan has adopted the financial statement presentation and disclosure requirements effective December 31, 2006 and retroactively restated the Statement of Net Assets Available for Benefits as of December 31, 2005 to show the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The effect of adopting the FSP had no impact on net assets, as fully benefit-responsive investment contracts have been historically presented at contract value.
Estimates — The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Forfeited accounts — Forfeited nonvested accounts are used to pay the Plan’s administrative expenses or applied against matching contributions made by the Company. Approximately $0.1 million of forfeitures were utilized to reduce the Company’s matching contributions in each of the years 2006 and 2005. Forfeitures attributable to the GaSonics Plan and the SpeedFam Plan are used solely to pay the Plan’s administrative expenses. As of December 31, 2006 and 2005 approximately $0.2 million and $0.1 million, respectively, of forfeitures remained unutilized in the Plan.

Investments — Investments of the Plan are held by the trustee and, other than mentioned below, invested based solely upon instructions received from participants. Participants may allocate a maximum of 25% of their deferrals of compensation to the Novellus Company Stock Fund (Company Stock Fund), which is a fund invested primarily in shares of the Company’s common stock. All investment accounts are participant directed except for unvested matching accounts invested in the Company Stock Fund.
Investments in mutual funds and the Company Stock Fund are valued at fair value, as measured by quoted market prices, as of the last day of the Plan’s year. The Vanguard Retirement Savings Trust consists primarily of fully benefit-responsive investment contracts. In determining the net assets available for benefits, the Vanguard Retirement Savings Trust is recorded in the financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. Participant loans are recorded at cost, which approximates fair value.
Income taxes — The Plan obtained its latest determination letter on December 12, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan was subsequently amended since receiving the determination letter. The form of the Plan document upon which the Plan is currently based has received a favorable opinion letter from the IRS, and, pursuant to IRS Revenue Procedure 2005-16 (2005-10 I.R.B. 674), the Company is entitled to rely upon this letter to establish that the terms of the Plan are in continuing compliance with the applicable requirements of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.
Risks and uncertainties — The Plan provides for various investment options in any combination of investment securities offered by the Plan, including the Company’s common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.
NOTE 2 — PARTICIPATION AND BENEFITS
Participant contributions — Participants may elect to have the Company contribute up to 100% of their eligible pre-tax compensation not to exceed the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction.
Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are allocated to investments in accordance with the participant’s direction and the Plan’s provisions.
Employer contributions – The Company may make matching contributions with the approval of the Board of Directors. Generally, a participant will share in the matching contribution only if the participant is still employed on the last day of the Plan’s year and has completed one year of credited service.
For the years ended December 31, 2006 and 2005, the Company matched 50% of each eligible participant’s contribution under the Plan. The maximum eligible participant contribution is the greater of $4,000 or 6% of eligible compensation. Matching contributions for the years ended December 31, 2006 and 2005 were made in shares of the Company’s common stock in the amount of 112,995 and 168,035 shares, respectively. The contributions were valued at approximately $3.9 million and $4.1 million as of December 31, 2006 and 2005, respectively. Matching contributions were transferred into the Plan subsequent to year-end.
The Company is also allowed to make discretionary contributions as defined in the Plan and as approved by the Board of Directors. No discretionary contributions were made for the years ended December 31, 2006 and 2005.

Vesting — Participants are immediately vested in their contributions. Participants are fully vested in the employer’s matching and discretionary contributions allocated to their account after three years of credited service.
Accounts merged into the Plan from the SpeedFam Plan are subject to special vesting provisions. Participants are 100% vested in matching and profit sharing contributions allocated to their accounts under the SpeedFam Plan after one and six years, respectively.
Participant accounts — Each participant’s account is credited with the participant’s contributions, earnings or losses on the participant’s investments and an allocation of the Company’s contributions, if any.
Payment of benefits — Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan or receive their total benefits in a lump sum amount equal to the value of the participant’s vested interest in their account. Distributions are paid in cash, except for distributions from the Company Stock Fund, which may be paid in cash or shares of stock at the election of the participant. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $1,000.
Loans to participants — The Plan allows participants to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be extended. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2006 carry interest rates ranging from 5% to 10%.
NOTE 3 — PLAN MERGER/TRANSFER
In May 2005, assets totaling approximately $0.8 million were transferred into the Plan from a plan that previously covered certain individuals in one of the Company’s wholly owned subsidiaries.
NOTE 4 — INVESTMENTS
The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2006		2005
	(In thousands)
American Funds: The Growth Fund of America	$23,893		$22,009
Van Kampen Comstock Fund; Class A	10,342		10,053
Vanguard 500 Index Fund Investor Shares	13,374		11,684
Vanguard Global Equity Fund	16,897		13,253
Vanguard Wellington Fund Investor Shares	12,372		10,770
Vanguard Retirement Savings Trust	18,258		16,741
Novellus Company Stock Fund	17,882	*	13,625	*

Other funds individually less than 5% of net assets	67,511		49,576

Assets held for investment purposes	$180,529		$147,711

*	Includes nonparticipant directed investments (Note 6).
The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows for the years ended December 31:

	2006	2005
	(In thousands)
Company Stock Fund	$6,197	$(2,216)
Mutual funds	10,858	5,960

	$17,055	$3,744

NOTE 5 — PARTY-IN-INTEREST TRANSACTIONS
Effective January 1, 2005, the Plan invests in shares of mutual funds managed by an affiliate of the Vanguard Fidiciary Trust Company. Any purchases and sales of these funds are open market transactions at fair market value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.
As summarized in Note 1, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in the Company’s common stock held in the Novellus Company Stock Fund as of December 31, 2006 and 2005 was $17.9 million and $13.6 million, respectively.
NOTE 6 — NONPARTICIPANT-DIRECTED INVESTMENTS
The net assets and the significant components of the changes in net assets relating to nonparticipant-directed matching accounts included in the Company Stock Fund are as follows for the years ended December 31:

	2006	2005
	(In thousands)
Beginning net assets	$561	$470
Contributions made to the Plan	479	336
Realized and unrealized gains and losses	314	(91)
Transfers to participant directed investments, net	(453)	(36)
Transfers to forfeitures	(124)	(118)

Ending net assets	$777	$561

NOTE 7 – RECONCILIATION TO FORM 5500
The following schedule reconciles the financial statements to the Form 5500 as of December 31, 2006:

	Net assets available	Investment
	for benefits	income
	(In thousands)
Balance per the financial statements	$184,583	$25,271
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(175)	(175)

Balance per the Form 5500	$184,408	$25,096

NOTE 8 — PLAN TERMINATION OR MODIFICATION
The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

SUPPLEMENTAL SCHEDULE

NOVELLUS SYSTEMS, INC.	EIN: 77-0024666
RETIREMENT PLAN	PLAN #001
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b)	(c)	(d)	(e)
		Description of investment including
		maturity date, rate of interest, collateral, par
	Identity of issue, borrower, lessor or similar party	or maturity value	Cost	Current value
*	American Funds: The Growth Fund of America	Mutual fund		$23,893,166
*	Columbia Acorn Fund	Mutual fund		7,598,756
*	Federated Kaufmann Fund	Mutual fund		6,504,052
*	Heartland Value Plus Fund	Mutual fund		2,549,603
*	JP Morgan MidCap Value Fund; Select Shares	Mutual fund		3,898,753
*	Mainstay High Yield Corporate Bond Fund; Class A	Mutual fund		1,517,213
*	Oppenheimer Quest Balanced Value Fund; Class Y	Mutual fund		630,276
*	Rainier: Small/Mid Cap Equity Portfolio	Mutual fund		5,467,455
*	Templeton Foreign Fund	Mutual fund		621,492
*	Van Kampen Comstock Fund; Class A	Mutual fund		10,342,008
*	Vanguard 500 Index Fund Investor Shares	Mutual fund		13,373,905
*	Vanguard Calvert Social Index Fund	Mutual fund		313,533
*	Vanguard GNMA Fund Investor Shares	Mutual fund		2,037,913
*	Vanguard Global Equity Fund	Mutual fund		16,897,167
*	Vanguard Inflation-Protected Securities Fund	Mutual fund		881,816
*	Vanguard Intermediate-Term Investment-Grade Fund	Mutual fund		1,931,941
*	Vanguard International Explorer Fund	Mutual fund		8,606,234
*	Vanguard Long-Term Investment-Grade Investor Shares	Mutual fund		801,868
*	Vanguard Mid-Cap Index Fund	Mutual fund		3,611,460
*	Vanguard Short-Term Investment-Grade Fund	Mutual fund		1,707,397
*	Vanguard Small-Cap Index Fund Investor Shares	Mutual fund		2,662,381
*	Vanguard Target Retirement 2005 Fund	Mutual fund		94,244
*	Vanguard Target Retirement 2015 Fund	Mutual fund		484,539
*	Vanguard Target Retirement 2025 Fund	Mutual fund		3,525,810
*	Vanguard Target Retirement 2035 Fund	Mutual fund		1,936,147
*	Vanguard Target Retirement 2045 Fund	Mutual fund		1,500,999
*	Vanguard Target Retirement Income	Mutual fund		35,650
*	Vanguard Total Bond Market Index Fund	Mutual fund		483,559
*	Vanguard Total International Stock Index Fund	Mutual fund		3,573,115
*	Vanguard Wellington Fund Investor Shares	Mutual fund		12,371,769
*	Vanguard Windsor II Fund Investor Shares	Mutual fund		1,813,073
*	Vanguard Retirement Savings Trust	Common/Collective trust		18,258,492
*	Novellus Company Stock Fund (Participant-directed)	Common stock and money market account		17,105,140
*	Novellus Company Stock Fund (Nonparticipant-directed)	Common stock and money market account	$605,759	777,301
*	Participant loans	Interest rate range of 5.00% to 10.00%	—	2,720,527

				$180,528,754

*	Parties in interest

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm